UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Enjoy S.A.

and the Guarantors named herein

(Name of Applicant)

Rosario Norte 555, 10th floor
Las Condes – Santiago de Chile
Chile
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Notes due 2027	Up to $215 million aggregate principal amount

Approximate date of proposed public offering:  As promptly as practicable following the expiration of the Exchange Offer (as defined herein)

Name and address for agent of service:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

With a copy to:

Boris Dolgonos, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
(212) 351-4000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1. General Information.

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Applicant	Form of Organization	Jurisdiction of Organization
Enjoy S.A.	Corporation	Chile
Baluma S.A.	Corporation	Uruguay
Campos del Norte S.A.	Corporation	Chile
Casino de Iquique S.A.	Corporation	Chile
Casino de la Bahía S.A.	Corporation	Chile
Casino de Puerto Varas S.A.	Corporation	Chile
Casino del Lago S.A.	Corporation	Chile
Casino del Mar S.A.	Corporation	Chile
Enjoy Caribe SpA	Corporation	Chile
Enjoy Consultora S.A.	Corporation	Chile
Enjoy Gestión Limitada	Corporation	Chile
Inmobiliaria Kuden SpA	Corporation	Chile
Inmobiliaria Proyecto Integral Castro SpA	Corporation	Chile
Inmobiliaria Proyecto Integral Coquimbo SpA	Corporation	Chile
Inversiones Andes Entretención Limitada	Corporation	Chile
Inversiones Enjoy SpA	Corporation	Chile
Inversiones Inmobiliarias Enjoy SpA	Corporation	Chile
Kuden S.A.	Corporation	Chile
Masterline S.A.	Corporation	Chile
Operaciones Integrales Coquimbo Limitada	Corporation	Chile
Operaciones Integrales Isla Grande S.A.	Corporation	Chile
Operaciones Turísticas S.A.	Corporation	Chile
Rantrur S.A.	Corporation	Chile
Slots S.A.	Corporation	Chile
Yojne S.A.	Corporation	Argentina

Except for Enjoy S.A. (“Enjoy”), each of the foregoing entities will act as a guarantor (each, a “Guarantor” and, collectively, the “Guarantors”) under the Indenture (as defined below).  Enjoy and the Guarantors, collectively, are referred to herein as the “Applicants.”

2. Securities Act Exemption Applicable.

Enjoy is subject to a reorganization proceeding (the “Enjoy Reorganization Proceeding”) governed by Chapter III of Law 20,720 on Reorganization and Liquidation of Companies and Individuals pending in the 8° Civil Court of Santiago in Santiago, Chile (the “Chilean Court”), which proceeding was commenced on May 5, 2020 (the “Petition Date”).  Enjoy is also subject to a proceeding (the “Chapter 15 Case”) commenced pursuant to chapter 15 of title 11 of the United States Code (the “Bankruptcy Code”) pending before the Bankruptcy Court for the Southern District of New York (the “Chapter 15 Court”).

Enjoy has filed a Judicial Reorganization Agreement (including all exhibits thereto and as may be further amended, modified or supplemented from time to time, the “Plan”) with the Chilean Court, and intends to submit that Plan for approval of the Chilean Court on August 14, 2020 at a meeting of the creditors of Enjoy (the “Deliberative Creditors’ Meeting”).

On May 16, 2017, Enjoy issued $300 million aggregate principal amount of its 10.50% Senior Secured Notes due 2022 (the “Old Notes,” and such beneficial owners thereof, the “Noteholders”) pursuant to that certain Indenture, dated as of May 16, 2017 by and among Enjoy, the Guarantors, Citibank N.A. as Trustee, Paying Agent, Registrar and Transfer Agent, and Lord Securities Corporation, as Collateral Agent (the “Old Indenture”).  On July 9, 2020, UMB Bank, N.A. (“UMB”) replaced Citibank N.A. in all its roles under the Indenture. An aggregate principal amount of $195 million of the Old Notes remains outstanding. Enjoy’s Obligations under the Old Notes and the Old Indenture are guaranteed by the Guarantors.

The Plan generally provides for the issuance of new Senior Secured Notes due 2027 (the “New Notes”) to Noteholders in exchange for the claims of the Noteholders under the Old Notes.  The New Notes will be governed by a new indenture (the “New Indenture”), the terms of which (and the provisions of the Plan to be effected as a condition to approval of the Noteholders) are summarized in a term sheet (the “New Notes Term Sheet”), which is attached as Exhibit T3C.1 hereto.  Following the effectiveness of the Plan, the Old Notes and the Old Indenture will be cancelled and will have no further force and effect, and the New Notes and the New Indenture will take their place. Enjoy’s Obligations under the New Notes and the New Indenture will be guaranteed by the Guarantors.

If the exchange (the “Exchange”) of New Notes for Old Notes is consummated under the Plan, then the issuance of the New Notes would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code.  To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Applicants rely on the exemption provided in Section 3(a)(9)of the Securities Act of 1933 as the basis for the claim that registration of the sale of the New Notes is not required. The Exchange of New Notes for Old Notes will be made exclusively to holders of the Old Notes, and no commission or other remuneration will be paid or given directly or indirectly in connection with soliciting the Exchange. There have not been, and the Applicants do not intend for there to be, any sales of securities of the same class as the New Notes by the Applicants or by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed under Section 3(a)(9)of the Securities Act.

The Applicants have not retained any dealer-manager or similar agent in connection with the Exchange and will not make any payments to any such person in connection with the Exchange. The Enjoy will make reasonable and customary payments in respect of (1) preparing, printing and mailing the Plan and related documents, (2) the engagement of a voting agent for the solicitation of pre-petition acceptances of the Plan and (3) payments of the fees and expenses of legal and financial advisors. Neither the voting agent nor Enjoy’s financial advisors solicited acceptances in connection with Enjoy’s solicitation of approval for the Plan or made recommendations as to acceptance or rejection of the Plan. The compensation payable to the agents and advisors is not conditioned on the acceptance of the Plan.

None of the Noteholders participating in the Exchange has made or will be requested to make any cash payment in connection with the Exchange other than payment of any applicable taxes. No such holders will make any cash payment, directly or indirectly, to the Applicants.

3. Affiliates.

A chart that shows the corporate structure of Enjoy and its Affiliates is attached hereto as Exhibit T3G.1.  It is expected that each of the entities listed in this exhibit will be an affiliate of the Applicants after the consummation of the Plan.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

4.  Directors and Executive Officers

The names of all directors and executive officers of Enjoy as of the date of this application are set forth below. The names of all directors and officers of the Guarantors as of the date of this application are set forth in Exhibit T3G.2 hereto. The mailing address and telephone number of each such person is c/o Enjoy S.A., Rosario Norte 555, 10th floor Las Condes – Santiago de Chile.

Name	Position
Francisco Javier Martínez Seguí	Director
Pier-Paolo Zaccarelli Fasce	Director
Nicolás Bañados Lyon	Director
Lucas Marulanda López	Director
Ugo Posada Zabala	Director
Mauricio Salgar Hurtado	Director
Ana María Orellana Johnson	Director
Fernando Rioseco Zorn	Director
Ignacio Pérez Alarcón	Director
Rodrigo Larrain Kaplan	Chief Executive Officer
Esteban Rigo-Righi Baillie	Chief Financial Officer
Eliseo Ignacio Gracia Martínez	Chief Operating Officer
Eduardo Andrés Sboccia Serrano	General Counsel
Daniela Bawlitza Vásquez	Compliance & Corporate Governance Officer

5. Principal Owners of Voting Securities

Enjoy has one series of ordinary shares with no par value.  The following table sets forth information concerning the principal holders of voting securities of Enjoy as of July 10, 2020:

Name of shareholder	Number of shares	Percentage
Inversiones e Inmobiliaria Almonacid Limitada (1)	996,590,430	21.23%
Entretenciones Consolidadas SpA (2)	1,615,261,900	34.40%
Inmobiliaria Almonacid Limitada (1)	229,732,525	4.89%

(1)  Each of these entities is owned by the Martínez family (each of Francisco Javier, Antonio, María Cecilia and Ximena (all Martínez Seguí) beneficially owns 25% of each company).

(2) An affiliate of Advent International Corporation

The mailing address and telephone number of each entity named in the table above is c/o Enjoy S.A., Rosario Norte 555, 10th floor Las Condes – Santiago de Chile.

The amounts and percentages of voting securities held by Enjoy’s principal shareholders following consummation of the transactions contemplated by the Plan will not be known until the conclusion of the Enjoy Reorganization Proceeding and the elections made pursuant to the Plan by the shareholders and creditors of Enjoy.

See Item 3 hereof, “Affiliates,” for more information about the ownership of the voting securities of the Guarantors.

6. Underwriters

(a)  No person has acted as an underwriter of any securities of the Applicants within three years prior to the date of filing this Application.

(b)  No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the New Indenture.

7. Capital Securities

The following table sets forth the amount authorized and amount outstanding of each class of Enjoy’s securities as of July 10, 2020:

Title of class	Amount authorized (1)	Amount outstanding (1)
Ordinary shares	6,700,937,641	4,694,959,928
Old Notes	$195,000,000	$195,000,000
4C Commercial Paper, due May 8, 2020	CLP 20 billion	CLP 20 billion
21A Commercial Paper, due June 15, 2020	CLP 2 billion	CLP 2 billion
Notes due October 1, 2028	CLP 86 billion	CLP 86 billion
Notes due April 17, 2028	CLP 57 billion	CLP 57 billion

(1) “CLP” refers to Chilean pesos.  On July 10, 2020, the exchange rate for CLP expressed in U.S. dollars was US$1.00 = CLP 781.74, according to the Central Bank of Chile.

The holders of ordinary shares of Enjoy are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote.  The ownership interests of each of the Guarantors are owned as shown in Exhibit T3G.1 hereto.

 8. Analysis of Indenture Provisions

The New Notes will be subject to the New Indenture. The following is a general description of certain provisions of the Indenture required to be summarized by Section 305(a)(2) of the Act.  The following analysis is not a complete description of the New Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Indenture, a form of which will be included in an amendment to this Application as Exhibit T3C.1 hereto and incorporated by reference herein.  Enjoy and the Guarantors have not yet entered into the New Indenture as of the date of this Application, and the terms of the New Indenture are subject to change prior to its execution.  Capitalized terms used below but not defined herein have the meanings assigned to them in the New Indenture, and references to (i) the “Trustee” refer to the UMB Bank, N.A., (ii) the “Notes” refer to the New Notes; (iii) the “Company” refers to Enjoy; and (iv) the “Indenture” are to the New Indenture, each as defined in this Form T-3.

(a) Events of Default; Withholding of Notice.

Events of Default

Each of the following will be an “Event of Default” under the Indenture:

(1)  default in the payment when due of the principal of or premium, if any, on (including, in each case, any related Additional Amounts) any Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, Change of Control Offer, Asset Sale Offer or Event of License Loss Offer;

(2) default, continued for 30 days or more, in the payment when due of interest (including any related Additional Amounts) on any Notes;

(3) the failure to perform or comply with the provisions of the covenant relating to mergers, consolidation, and sales of assets;

(4) the failure by the Company or any Restricted Subsidiary to comply with any other covenant or agreement contained in the Indenture or the Notes, continued for 60 days or more after written notice to the Company thereof from the Trustee or to the Company and the Trustee from the Holders of at least 25% in aggregate principal amount of the then outstanding Notes;

(5) default by the Company or any Restricted Subsidiary under any Indebtedness which: (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness and continues following the expiration of any applicable grace period provided in such Indebtedness and has not been cured or waived; or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity; and the principal or accreted amount of Indebtedness covered by clause (a) or (b) at the relevant time, aggregates U.S.$25.0 million (or the equivalent in other currencies) or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay one or more final (and not subject to appeal) judgments against any of them, aggregating U.S.$25.0 million (or the equivalent in other currencies) or more (net of any amounts that are covered by insurance policies or indemnities issued by solvent insurance companies or other bona fide counterparties), which are not paid, discharged or stayed for a period of 60 days or more;

(7) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(8) except as permitted by the Indenture, any Subsidiary Guarantee of any Subsidiary Guarantor that is a Significant Subsidiary or any group of Subsidiary Guarantors that, taken together, would constitute a Significant Subsidiary is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any such Subsidiary Guarantor or group of Subsidiary Guarantors denies or disaffirms its obligations under its Subsidiary Guarantee;

(9) (A) the failure of the security interest with respect to such portion of the Collateral under any Security Documents, at any time, to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and the Security Documents, which failure continues for more than 60 days after notice thereof is provided to the Company by the Trustee or (B) the assertion by the Company or any Grantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable; provided that any occurrence set forth in clause (A) relates to (x) a portion of Collateral with an aggregate value in excess of U.S.$5 million or (y) any of the Series B shares of Baluma S.A.; or (12) the failure to create and perfect the Liens on (x) any portion of the Additional Collateral with an aggregate value in excess of U.S.$5 million or (y) any of the Series B shares of Baluma S.A., in each case, on or before the date that is 365 days after the Issue Date

Acceleration

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the Company) has occurred and is continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the unpaid principal of and premium, if any, and accrued and unpaid interest on all the Notes to be immediately due and payable by notice in writing to the Company (if given by the Trustee or the Holders) and the Trustee (if given by the Holders) specifying the Event of Default and that it is a “notice of acceleration,” and may instruct the Collateral Agent to enforce the Collateral. If an Event of Default specified in clause (7) above occurs with respect to the Company, then the unpaid principal of and premium, if any, and accrued and unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after a declaration of acceleration with respect to the Notes, and at any time after an instruction to enforce the Collateral, each as described in the preceding paragraph, the Holders of a majority in principal amount of the outstanding Notes may waive all past Defaults and Events of Default and/or rescind and cancel such declaration or enforcement instruction and their respective consequences:

(1) if the rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

(2) if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if the Company has paid the Trustee and the Collateral Agent (and their respective agents) their compensation and reimbursed the Trustee and the Collateral Agent for their reasonable expenses, disbursements and advances (including without limitation, reasonable and documented counsel fees and expenses) outstanding at that time.

No rescission will affect any subsequent Default or impair any rights relating thereto.

Withholding of Notice

The Indenture provides that if a Default or Event of Default occurs and the Trustee has received written notice thereof, the Trustee must give to each Holder notice of the Default or Event of Default within 45 days after it is known to the Trustee. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders.

(b)  Authentication and Delivery of the Notes; Use of Proceeds

An Officer shall sign the Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually authenticates the Note. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been duly and validly authenticated and issued under this Indenture.

At any time and from time to time after the execution and delivery of this Indenture, the Trustee shall authenticate and make available for delivery Notes upon a written order of the Company signed by an Officer of the Company (the “Company Order”). A Company Order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated.

The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by the Authenticating Agent.

There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the Existing Notes pursuant to the Plan.

(c)  Release and Substitution of Property Subject to the Lien

The Company shall be entitled to releases of assets included in the Collateral from the Liens under the Security Documents under any one or more of the following circumstances:

(1) with respect to the Coquimbo Assets or the Pucón Assets, upon an Event of License Loss Sale or an Event of License Loss Collateral Release with respect to such assets;

(2) if the Company exercises its legal defeasance option or covenant defeasance option;

(3) upon satisfaction and discharge of the Indenture.

(4) pursuant to any disposition of assets permitted by the Indenture and the Security Documents;

(5) pursuant to an amendment of the Indenture or the Security Documents, as permitted by the Indenture; or

(6) upon payment of all principal, interest, Additional Amounts, if any, and all other obligations under the Notes.

provided that, in the case of any release in whole, all amounts owing to the Trustee and the Collateral Agent under the Indenture, the Notes, the Subsidiary Guarantees and the Security Documents, have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and Collateral Agent.

With respect to the release of Collateral, the Company shall furnish to the Trustee and Collateral Agent, prior to each proposed release of such Collateral pursuant to the Security Documents and this Indenture an Officer’s Certificate and Opinions of Counsel stating that all conditions precedent provided for in this Indenture and the Security Documents to such release have been complied with; provided, however, unless the Company or the Subsidiary Guarantors request that the Trustee and/or Collateral Agent execute a release or otherwise acknowledge such release, in no event shall an Officer’s Certificate or Opinions of Counsel be required to release a Lien on Collateral that is sold or pledged in the ordinary course of business to the extent such sale or pledge is permitted by the Indenture.

Upon compliance by the Company or the Subsidiary Guarantors, as the case may be, with the conditions in the Indenture, the Trustee and/or the Collateral Agent shall promptly cause to be released and reconveyed to the Company or the Subsidiary Guarantors, as the case may be, the released Collateral and, if necessary, the Collateral Agent shall, at the Company’s expense, execute (and the Company shall file) such documents or instruments (that are prepared by the Company and provided to the Collateral Agent) as shall be reasonably received to provide for the release by the Collateral Agent of the released Collateral.

The release of any Collateral from the terms of the Indenture and any of the Collateral Documents will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the terms in the Indenture or of any of the Collateral Documents. To the extent applicable, the Issuer shall cause Trust Indenture Act Section 313(b), relating to reports, and Trust Indenture Act Section 314(d), relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents, to be complied with. Any certificate or opinion required by Trust Indenture Act Section 314(d) may be made by an officer of the Issuer except in cases where Trust Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by the Issuer in a manner consistent with the requirements of the Trust Indenture Act. Notwithstanding anything to the contrary in Section 11.04(c) of the Indenture, the Issuer will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of Section 314(d) of the Trust Indenture Act and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

(d)  Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes and the rights, powers, trusts duties and immunities of the Trustee and the obligations of the Company and the Subsidiary Guarantors in connection therewith, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States or a combination thereof sufficient without reinvestment in the written opinion of a nationally recognized investment bank, appraisal firm or firm of independent accountants delivered to the Trustee to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable), or to the stated maturity or redemption date, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(2) the Company has paid all other sums payable by it under the Indenture and the Notes; and

(3) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Upon discharge of the Indenture, the Company and the Grantors may terminate the Liens of the Security Documents on the Collateral

(e)  Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required, within five Business Days of becoming aware of any Default or Event of Default, to deliver to the Trustee an Officer’s Certificate describing such Default or Event of Default, the status thereof and what action the Company is taking or proposes to take in respect thereof. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year (which fiscal year ends on December 31), an Officer’s Certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous fiscal year. In the absence of any such notice of Default or Event of Default from the Company or any Holder and any description of any Default or Event of Default in such Officer’s Certificate, the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default.

9.  Other Obligors

No person, other than the Applicants, will be an obligor of the New Notes.

This application for qualification comprises:

(a)          Pages numbered 1 to 13, consecutively.

(b)          The Statement of Eligibility and Qualification on Form T-1 of UMB Bank, National Association, as trustee, under the Indenture to be qualified.

(c)          The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Articles of Incorporation of Enjoy S.A. (English translation)
Exhibit T3A.2*	Articles of Incorporation of Baluma S.A. (English translation)
Exhibit T3A.3*	Articles of Incorporation of Enjoy Gestión Limitada (English translation)
Exhibit T3A.4*	Articles of Incorporation of Inversiones Enjoy SpA (English translation)
Exhibit T3A.5*	Articles of Incorporation of Inversiones Inmobiliarias Enjoy SpA (English translation)
Exhibit T3A.6*	Articles of Incorporation of Enjoy Consultora S.A. (English translation)
Exhibit T3A.7*	Articles of Incorporation of Inversiones Andes Entretención Limitada (English translation)
Exhibit T3A.8*	Articles of Incorporation of Inmobiliaria Proyecto Integral Coquimbo SpA (English translation)
Exhibit T3A.9*	Articles of Incorporation of Operaciones Integrales Coquimbo Limitada (English translation)
Exhibit T3A.10*	Articles of Incorporation of Inmobiliaria Kuden SpA (English translation)
Exhibit T3A.11*	Articles of Incorporation of Campos del Norte S.A. (English translation)
Exhibit T3A.12*	Articles of Incorporation of Enjoy Caribe SpA (English translation)
Exhibit T3A.13*	Articles of Incorporation of Inmobiliaria Proyecto Integral Castro SpA (English translation)

Exhibit T3A.14*	Articles of Incorporation of Slots S.A. (English translation)
Exhibit T3A.15*	Articles of Incorporation of Masterline S.A. (English translation)
Exhibit T3A.16*	Articles of Incorporation of Kuden S.A. (English translation)
Exhibit T3A.17*	Articles of Incorporation of Operaciones Turísticas S.A. (English translation)
Exhibit T3A.18*	Articles of Incorporation of Operaciones Integrales Isla Grande S.A. (English translation)
Exhibit T3A.19*	Articles of Incorporation of Rantrur S.A. (English translation)
Exhibit T3A.20*	Articles of Incorporation of Casino de Iquique S.A. (English translation)
Exhibit T3A.21*	Articles of Incorporation of Casino de la Bahía S.A. (English translation)
Exhibit T3A.22*	Articles of Incorporation of Casino del Mar S.A. (English translation)
Exhibit T3A.23*	Articles of Incorporation of Casino del Lago S.A. (English translation)
Exhibit T3A.24*	Articles of Incorporation of Casino de Puerto Varas S.A. (English translation)
Exhibit T3A.25*	Articles of Incorporation of Yojne S.A. (English translation)
Exhibit T3C.1	Term sheet for Senior Secured Notes due 2027 (included as Annex A to Exhibit T3E.2 hereto)
Exhibit T3C.2*	Form of Indenture between Enjoy S.A., the Guarantors named therein, and UMB Bank, N.A., as trustee
Exhibit T3E.1	Judicial Reorganization Agreement of Enjoy S.A., filed with the 8° Civil Court of Santiago in Santiago, Chile (English translation)
Exhibit T3E.2	Summary of the Judicial Reorganization Agreement
Exhibit T3F.1*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit T3G.1	Organizational chart of Enjoy S.A. and its subsidiaries
Exhibit T3G.2	Directors and Officers of the Guarantors
Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of UMB Bank, National Association, as successor trustee under the Indenture to be qualified.

*  To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Santiago, Chile, on the 16th day of July, 2020.

ENJOY S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Chief Financial Officer

BALUMA S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

ENJOY GESTIÓN LIMITADA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

INVERSIONES ENJOY SpA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

INVERSIONES INMOBILIARIAS ENJOY SpA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

ENJOY CONSULTORA S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

INVERSIONES ANDES ENTRETENCIÓN LIMITADA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

INMOBILIARIA PROYECTO INTEGRAL COQUIMBO SpA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

OPERACIONES INTEGRALES COQUIMBO LIMITADA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

INMOBILIARIA KUDEN SpA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

CAMPOS DEL NORTE S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

ENJOY CARIBE SpA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

INMOBILIARIA PROYECTO INTEGRAL CASTRO SpA

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

SLOTS S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

MASTERLINE S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

KUDEN S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

OPERACIONES TURÍSTICAS S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

OPERACIONES INTEGRALES ISLA GRANDE S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

RANTRUR S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

CASINO DE IQUIQUE S.A.

By:	/s/ Eduardo Sboccia
Name:	Eduardo Sboccia
Title:	Authorized Officer

CASINO DE LA BAHÍA S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

CASINO DEL MAR S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

CASINO DEL LAGO S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

CASINO DE PUERTO VARAS S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer

YOJNE S.A.

By:	/s/ Esteban Rigo-Righi
Name:	Esteban Rigo-Righi
Title:	Authorized Officer